=============================================================================
                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549
                                 SCHEDULE 13D
                Under the Securities and Exchange Act of 1934

                              (Amendment No. 13)

                                 Gartner, Inc.
               ------------------------------------------------
                               (Name of Issuer)

                                 Common Stock
                ------------------------------------------------
                        (Title of Class of Securities)

                                  366651107
                ------------------------------------------------
                               (CUSIP Number)

                           Allison Bennington, Esq.
                              ValueAct Capital
                       435 Pacific Avenue, Fourth Floor
                          San Francisco, CA  94133
                               (415) 362-3700
                ------------------------------------------------
                 (Name, address and telephone number of Person
                 Authorized to Receive Notices and Communications)

                         Christopher G. Karras, Esq.
                                 Dechert LLP
                                  Cira Centre
                                2929 Arch Street
                          Philadelphia, PA 19104-2808
                                (215) 994-4000


                               February 24, 2011
                ------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

This information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
=============================================================================

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 366651107                                             Page 2 of 12
-----------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

   ValueAct Capital Master Fund, L.P.
-----------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                      (b) [ ]
-----------------------------------------------------------------------------
3. SEC USE ONLY

-----------------------------------------------------------------------------
4. SOURCE OF FUNDS (See Instructions)*

   WC*
-----------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                         [ ]
-----------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   British Virgin Islands
-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         7,090,013**
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        7,090,013**
-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    7,127,777**
-----------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [ ]
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

   7.5%
-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    PN
-----------------------------------------------------------------------------
*See Item 3
**See Item 2 and 5

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 366651107                                             Page 3 of 12
----------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

   VA Partners I, LLC
-----------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                      (b) [ ]
-----------------------------------------------------------------------------
3. SEC USE ONLY

-----------------------------------------------------------------------------
4. SOURCE OF FUNDS*

   00*
-----------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                         [ ]
-----------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   Delaware
-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         7,090,013**
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        7,090,013**
-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    7,127,777**
-----------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [ ]
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    7.5%
-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    00 (LLC)
-----------------------------------------------------------------------------
*See Item 3
**See Item 2 and 5

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 366651107                                             Page 4 of 12
----------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

   ValueAct Capital Management, L.P.
-----------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                      (b) [ ]
-----------------------------------------------------------------------------
3. SEC USE ONLY

-----------------------------------------------------------------------------
4. SOURCE OF FUNDS*

   00*
-----------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                         [ ]
-----------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   Delaware
-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         7,090,013**
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        7,090,013**
-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    7,127,777**
-----------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [ ]
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    7.5%
-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    PN
-----------------------------------------------------------------------------
*See Item 3
**See Item 2 and 5

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 366651107                                             Page 5 of 12
----------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

   ValueAct Capital Management, LLC
-----------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                      (b) [ ]
-----------------------------------------------------------------------------
3. SEC USE ONLY

-----------------------------------------------------------------------------
4. SOURCE OF FUNDS*

   00*
-----------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                         [ ]
-----------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   Delaware
-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         7,090,013**
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        7,090,013**
-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    7,127,777**
-----------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [ ]
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    7.5%
-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    00 (LLC)
-----------------------------------------------------------------------------
*See Item 3
**See Item 2 and 5

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 366651107                                             Page 6 of 12
-----------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

   ValueAct Holdings, L.P.
---------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                      (b) [ ]
-----------------------------------------------------------------------------
3. SEC USE ONLY

---------------------------------------------------------------------------
4. SOURCE OF FUNDS*

   00*
-----------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                         [ ]
-----------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   Delaware
-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         7,090,013**
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        7,090,013**
-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    7,127,777**
-----------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [ ]
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    7.5%
-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    PN
-----------------------------------------------------------------------------
*See Item 3
**See Items 2 and 5

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 366651107                                             Page 7 of 12
-----------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

   ValueAct Holdings GP, LLC
---------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                      (b) [ ]
-----------------------------------------------------------------------------
3. SEC USE ONLY

-----------------------------------------------------------------------------
4. SOURCE OF FUNDS*

   00*
-----------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
-----------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   Delaware
-----------------------------------------------------------------------------
                   7.  SOLE VOTING POWER
                        0
   NUMBER OF       ----------------------------------------------------------
   SHARES          8.  SHARED VOTING POWER
   BENEFICIALLY        7,090,013**
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH     9.  SOLE DISPOSITIVE POWER
                        0
                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        7,090,013**
-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    7,127,777**
-----------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [ ]
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    7.5%
-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    00 (LLC)
-----------------------------------------------------------------------------
*See Item 3
**See Items 2 and 5

--------------------------                          -------------------------
CUSIP NO. 366651107                                             Page 8 of 12
-----------------------------------------------------------------------------
THE PURPOSE OF THIS AMENDMENT NO. 13 TO SCHEDULE 13D IS TO AMEND THE OWNERSHIP REPORTS OF THE REPORTING PERSONS AND TO AMEND ITEM 4 (PURPOSE OF TRANSACTION) and ITEM 5 (INTEREST IN SECURITIES OF THE ISSUER). THE INFORMATION BELOW SUPPLEMENTS THE INFORMATION PREVIOUSLY PROVIDED.

Item 4.     Purpose of Transaction

       On February 17, 2011, ValueAct Capital Master Fund, L.P. ("ValueAct Capital"), the Issuer, Credit Suisse Securities (USA) LLC and Goldman, Sachs & Co. entered into an Underwriting Agreement (the "Underwriting Agreement"). The closing conditions contained in the Underwriting Agreement were met on February 24, 2011 and the following transaction contemplated by the Underwriting Agreement was effected:

       * ValueAct Capital sold 9,200,000 shares of the Issuer's Common Stock to Credit Suisse Securities (USA) LLC and Goldman, Sachs & Co. for $34.435 per share.

       On February 14, 2011, ValueAct Capital and the Issuer entered into a Stock Purchase Agreement (the "Stock Purchase Agreement"). The closing conditions contained in the Stock Purchase Agreement were met on February 24, 2011 and the following transaction contemplated by the Stock Purchase Agreement was effected:

       * ValueAct Capital sold 500,000 shares of the Issuer's Common Stock to the Issuer for $34.435 per share.

Item 5.    Interest in Securities of the Issuer

       (a) and (b). Set forth below is the beneficial ownership of shares of Common Stock of the Issuer for each person named in Item 2. Shares reported as beneficially owned by ValueAct Master Fund are also reported as beneficially owned by (i) ValueAct Management L.P. as the manager of each such investment partnership, (ii) ValueAct Management LLC, as General Partner of ValueAct Management L.P., (iii) ValueAct Holdings, as the sole owner of the limited partnership interests of ValueAct Management L.P. and the membership interests of ValueAct Management LLC and as the majority owner of the membership interests of VA Partners I and (iv) ValueAct Holdings GP, as General Partner of ValueAct Holdings. Shares reported as beneficially owned by ValueAct Master Fund are also reported as beneficially owned by VA Partners I, as General Partner of ValueAct Master Fund. VA Partners I, ValueAct Management L.P., ValueAct Management LLC, ValueAct Holdings and ValueAct Holdings GP also, directly or indirectly, may own interests in one or more than one of the partnerships from time to time. Unless otherwise indicated below, by reason of such relationship ValueAct Master Fund is reported as having shared power to vote or to direct the vote, and shared power to dispose or direct the disposition of, such shares of Common Stock, with VA Partners I (only with respect to ValueAct Master Fund), ValueAct Management L.P., ValueAct Management LLC, ValueAct Holdings and ValueAct Holdings GP.

       As of the date hereof, the Reporting Persons beneficially own 7,127,777 shares of the Issuer's Common Stock, representing approximately 7.5% of the issued and outstanding shares of the Issuer's Common Stock. This percentage is based on 95,493,389 shares of the Issuer's Common Stock issued

--------------------------                          -------------------------
CUSIP NO. 366651107                                             Page 9 of 12
-----------------------------------------------------------------------------

and outstanding as of February 24, 2011, as calculated by subtracting the 500,000 shares of the Issuer's Common Stock repurchased by the Issuer from ValueAct Capital pursuant to the Stock Purchase Agreement from the 95,993,389 shares of the Issuer's Common Stock reported issued and outstanding in the Issuer's Annual Report on Form 10-K for the fiscal year ended December 31, 2010, filed on February 15, 2011.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Except for the matters described herein, no Reporting Person has any contract, arrangement, understanding or relationship with any person with respect to any securities of the Issuer.

Item 7.     Material to Be Filed as Exhibits

     (1)  Joint Filing Agreement.

--------------------------                          -------------------------
CUSIP NO. 366651107                                             Page 10 of 12
-----------------------------------------------------------------------------
                                  SIGNATURE
     After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                              POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below on this Schedule 13D hereby constitutes and appoints Jeffrey W. Ubben, George F. Hamel, Jr., G. Mason Morfit and Allison Bennington, and each of them, with full power to act without the other, his or its true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or it and in his or its name, place and stead, in any and all capacities (until revoked in writing) to sign any and all amendments to this Schedule 13D, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary fully to all intents and purposes as he or it might or could do in person, thereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

                              ValueAct Capital Master Fund L.P., by
                              VA Partners I, LLC, its General Partner

                              By:     /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  February 24, 2011     George F. Hamel, Jr., Chief Operating Officer

                              VA Partners I, LLC

                              By:    /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  February 24, 2011     George F. Hamel, Jr., Chief Operating Officer


                               ValueAct Capital Management, L.P., by
                               ValueAct Capital Management, LLC its
                               General Partner

                              By:    /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  February 24, 2011     George F. Hamel, Jr., Chief Operating Officer


                               ValueAct Capital Management, LLC

                              By:    /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  February 24, 2011     George F. Hamel, Jr., Chief Operating Officer

--------------------------                          -------------------------
CUSIP NO. 366651107                                             Page 11 of 12
-----------------------------------------------------------------------------


                                ValueAct Holdings, L.P., by
                                ValueAct Holdings GP, LLC, its
                                General Partner

                              By:    /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  February 24, 2011     George F. Hamel, Jr., Chief Operating Officer


                                 ValueAct Holdings GP, LLC

                              By:    /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  February 24, 2011     George F. Hamel, Jr., Chief Operating Officer

--------------------------                          -------------------------
CUSIP NO. 366651107                                             Page 12 of 12
-----------------------------------------------------------------------------
                                 Exhibit 1

                           JOINT FILING UNDERTAKING

The undersigned parties hereby agree that the Schedule 13D filed herewith (and any amendments thereto) relating to the Common Stock of Gartner, Inc., is being filed jointly on behalf of each of them with the Securities and Exchange Commission pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended.

                              ValueAct Capital Master Fund L.P., by
                              VA Partners I, LLC, its General Partner

                              By:     /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  February 24, 2011     George F. Hamel, Jr., Chief Operating Officer

                              VA Partners I, LLC

                              By:    /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  February 24, 2011     George F. Hamel, Jr., Chief Operating Officer


                               ValueAct Capital Management, L.P., by
                               ValueAct Capital Management, LLC its
                               General Partner

                              By:    /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  February 24, 2011     George F. Hamel, Jr., Chief Operating Officer


                               ValueAct Capital Management, LLC

                              By:    /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  February 24, 2011     George F. Hamel, Jr., Chief Operating Officer

                                ValueAct Holdings, L.P., by
                                ValueAct Holdings GP, LLC, its
                                General Partner

                              By:    /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  February 24, 2011     George F. Hamel, Jr., Chief Operating Officer


                                 ValueAct Holdings GP, LLC

                              By:    /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  February 24, 2011     George F. Hamel, Jr., Chief Operating Officer